EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2010	2009	2008	2007	2006
Income from continuing operations	$9,706	$34,152	$49,891	$46,158	$56,567
Interest Expense	84,894	82,734	92,032	87,593	81,136
Redeemable noncontrolling interests in income	1,026	1,461	1,868	1,857	1,976

Earnings available to cover fixed charges	$95,626	$118,347	$143,791	$135,608	$139,679

Fixed charges:
Interest	$84,894	$82,734	$92,032	$87,593	$81,136
Capitalized interest	11,977	16,330	23,124	26,029	16,427

Fixed charges:	$96,871	$99,064	$115,156	$113,622	$97,563

Preferred stock dividends	11,813	11,813	11,813	16,122	17,873

Fixed charges and preferred stock dividends	$108,684	$110,877	$126,969	$129,744	$115,436

Earnings available to cover fixed charges	$95,626	$118,347	$143,791	$135,608	$139,679
Divided by fixed charges	$96,871	$99,064	$115,156	$113,622	$97,563

Ratio of earnings to fixed charges	1.0	1.2	1.2	1.2	1.4

Earnings available to cover fixed charges	$95,626	$118,347	$143,791	$135,608	$139,679
Divided by fixed charges and preferred stock dividends	$108,684	$110,877	$126,969	$129,744	$115,436

Ratio of earnings to fixed charges and preferred stock	0.9	1.1	1.1	1.0	1.2